EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2015	2014	2013	2012	2011

Profit of consolidated companies	$461	$544	$527	$439	$389

Add:
Provision for income taxes	158	209	167	145	109

Profit before income taxes	$619	$753	$694	$584	$498

Fixed charges:
Interest expense	$593	$631	$734	$801	$827
Rentals at computed interest*	5	6	6	6	5

Total fixed charges	$598	$637	$740	$807	$832

Profit before income taxes plus fixed charges	$1,217	$1,390	$1,434	$1,391	$1,330

Ratio of profit before income taxes plus fixed charges to fixed charges	2.04	2.18	1.94	1.72	1.60

*Those portions of rent expense that are representative of interest cost.